June 15, 2009

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed January 23, 2009
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated June 4, 2009, regarding the filing referenced above.  For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for Fiscal Year Ended November 30, 2008

Item 13, Certain Relationships and Related Transactions, and Director Independence, page 107

Incorporated by Reference to Definitive Proxy Statement Filed March 27, 2009

Review and Approval of Related Party Transactions, page 53

1.              We note your response to prior comment 8.  Your proposed disclosure does not address policies or procedures relating to security holders covered by Item 403(a) of Regulation S-K.  If your policies and procedures do not cover transactions with these persons, your disclosure should state this.  Additionally, your proposed disclosure does not describe the standards to be applied pursuant to your policies or procedures, as required by Item 404(b)(1)(ii).  Please confirm that you will make these required disclosures.  Your reference to your committee charter and code of ethics does not accomplish this result.

We understand the foregoing comment and we hereby confirm that applicable filings for future periods will include these required disclosures.

Exhibits

2.              We note your response to prior comment 10 with regard to the 2008 Annual Incentive plan.  We further note your disclosure on page 37 of your proxy statement that all of your non-equity incentive compensation awards to your named executive officers were made under and subject to the terms of your 2008 Annual Incentive Plan.  In this regard, it appears that the plan is a compensatory plan in which your named executive officers participate which is deemed material and required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

This is to respond to the foregoing comment and to clarify our prior response to Comment 10 in the letter from the Staff dated April 23, 2009.  Please note that we carefully considered the “2008 Annual Incentive Plan” referenced in our Proxy Statement under Item 601(b)(10)(iii)(A) of Regulation S-K and determined that it was not a material agreement or otherwise required to be filed as an exhibit.  In this regard, the Company does not view the 2008 Annual Incentive Plan to be a stand-alone compensation plan or arrangement, but rather a document that communicates to participants the details of that particular year’s incentive program under the company’s Amended and Restated Long-Term Incentive Plan, which has been filed with the SEC (see exhibit 99.1 filed with our Registration Statement on Form S-8, File No.333-151082).  We also considered Item 601(b)(10)(iii)(C)(4)of Regulation S-K and determined that, even if the document were to be considered a stand-alone plan or arrangement, it consisted of a general summary and description of benefit calculations available to all participants in our Annual Incentive Plan, including both management and nonmanagement participants; therefore, it did not constitute a required exhibit.  In future years, we will keep these comments from the Staff in mind and endeavor to make such distinctions more explicit as we prepare our executive compensation disclosures.

Power of Attorney, Exhibit 24

3.              We refer to your response to prior comment 11.  While you state that a copy of the power of attorney was manually signed by each member of your board of directors, the copy that you filed with the Commission of EDGAR was not signed, as required by the applicable rules and Form 10-K.  Signatures in electronic submissions are required to be in typed form within the submission itself.  Any manually signed copy of the power of attorney you have retained in your corporate files would serve only to authenticate, acknowledge or adopt a signature appearing in typed form within the electronic submission.  See Rule 302 or Regulation S-T.  As requested, please amend your Form 10-K to file a power of attorney that has been signed using typed signatures, or otherwise file on EDGAR an executed copy of your Form 10-K.

We understand the Staff’s comment and the requirements of Regulation S-T.  We hereby undertake to file a Form 10-K/A that includes as an exhibit the properly formatted and fully executed power of attorney executed by each member of our board of directors.  The 10-K/A will be filed after all of the forgoing Staff comments have been resolved.

* * *

In responding to your comments, we acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 212-850-8543.

Sincerely,

/s/Stephen Green
Stephen Green
General Counsel and Secretary